EX 99.28(d)(8)(iii)

Amendment

to the Investment Sub-Advisory Agreement Among

Jackson National Asset Management, LLC,

Eaton Vance Management, and

Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), Eaton Vance Management, a Massachusetts business trust and registered investment adviser (“Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser, Sub-Adviser, and Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended January 1, 2016 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio of the Trust, as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. “Management.”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph q) in Section 3. “Management.” under the heading entitled: “The Sub-Adviser further agrees that it:”

q)
at its expense, will furnish: (i) necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary to conduct the Sub-Adviser’s duties under this Agreement. The Sub-Adviser shall, at its expense, bear any fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement where the Adviser, Fund, and/or any Trustee of the Fund are not named in the regulatory investigation or a party to the litigation; and (ii) the Sub-Adviser’s general business operations that (whether or not related to this Agreement) require the involvement or participation of the Adviser, Fund, and/or any Trustee of the Fund; provided, further, that with respect to this latter item (ii), the Adviser, Fund, and/or any Trustee of the Fund will promptly notify Sub-Adviser in writing prior to disclosing any information in response to any information request, subpoena or other request by a regulator and/or judicial court.

In Witness Whereof, the Adviser, Sub-Adviser, and Trust have caused this Amendment to be executed as of this 20th day of December, 2016, effective December 14, 2016.

Jackson National Asset Management, LLC		Eaton Vance Management

By:	/s/ Mark D. Nerud	By:	/s/ David D. Barr
Name:	Mark D. Nerud	Name:	David D. Barr
Title:	President and CEO	Title	V.P.

Jackson Variable Series Trust

By:	/s/ Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary